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DCB Financial Corp Annual Report 2004




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Table of Contents

Real People. Smart Banking.



Dear Shareholder,

I once read a rather humorous quote that said, "always remember, you're "unique", just like everyone else!" You might take a moment and think about those words and how they relate to the banking industry. Banks offer similar products, deliver the product in much the same way and are regulated by the same agencies. It is difficult to be "unique" in this business, but I believe here at The Delaware Count Bank and Trust, I can honestly say that we are setting ourselves apart as a community bank on the move.

This is my third opportunity to address you in the Company's Annual Report. I am happy to report that we continue to progress toward the long-term high performance goals we set in 2003. We have just completed the best year in The Bank's history, reaching total footings of $612 million and earnings of $7 million. Our credit quality is good, our efficiency is much improved and we grew our loan portfolio almost 20% last year. We had numerous successes last year and have many exciting plans for the future. The Company raised its regular quarterly dividend in 2004, the fifth year in a row of dividend increases, and paid a special dividend in the second quarter as a result of the gain on the sale of our investment in ProCentury, a specialty insurance company.

We were able to grow our Corporate Banking Division with loan growth close to 20%. We achieved this while keeping a close watch on our credit quality and making operational improvements to help sustain the growth. Our Treasury Management Group introduced new cash management deposit products including the IBA investment account that enabled us to keep large public fund deposits on our balance sheet and provide competitive rates to those customers. Our Residential Lending Division had another good year despite a significant reduction in mortgage refinancing.

Our Retail Banking Division came to the forefront in 2004 as a result of concentrated sales training and various sales campaigns which we affectionately called "blitzes". Many new products were introduced including new credit card offerings, free small business checking and a wide offering of CD's. We recently became the first in our market to introduce a new identity theft product, Credit Watch, that can help our customers combat that growing threat. Our deposit growth was modest because competition for retail deposits has increased and intensified as our growing market has seen many new competitor branches built recently.

Our newly created Wealth Management Division (Trust and Investment Services) got off to a great start as the Raymond James partnership gathered over $20 million of new assets in less than a year. This complemented the strong performance of our Trust Department that increased its revenues by 6%.

As our business units performed very well, we maintained a strong emphasis on controls which, as you recall, has been a priority from day one. As an indicator of how far we have progressed in establishing strong controls, a team of employees led by CFO John Ustaszewski achieved a passing grade from our auditors on the Sarbanes-Oxley Section 404 certification process. We are told that a passing grade was "unique" among our peer banks. Accounting, expense, credit and operating controls have become strong and we intend to maintain them.

Our bank technology staff continues to amaze me with the skill in which they stay on the cutting edge of technology in our industry. This again makes us "unique" for a bank our size. Check 21 (the electronic replacement of paper checks), our new ID theft product, e-mail statements (with now over 1,000 users) and customer education newsletters on new ID theft scams such as "Phishing" are a few examples. We have also upgraded our WebDCB web site (www.webdcb.com). Try it out and let us know what you think.

As a community bank, we remain focused on being a good citizen in the communities and markets we serve. Our giving, both monetarily and through extensive hands on participation, allows us to continue to be the community's bank. We are truly "unique" in this regard. It would be difficult to find a service club, church group or charitable agency in our market area without an active DCB employee.

I cannot say enough about our team of dedicated employees. They have demonstrated a "unique" loyalty to The Bank and its customers. We have put in place goals, measures and rewards to recognize excellent performance. We have added other incentives and improved our benefits so that all our employees may share in the Company's successes.

We have made improvements in communications with our customers. A customer newsletter has been established along with obtaining customer feedback through numerous surveys. We are striving to know what our customers want and how we can do better. To give better service, our Customer Service staff has added Saturday morning hours. We will soon offer full service Retail Banking at our Corporate Center. As mentioned above, many new products, services and technology improvements have recently been introduced to our customers and more are planned.

My excitement for the future of your Company intensifies when I contemplate some of our future plans. We recently completed a study of our branch system and our markets. As a result, we have identified and prioritized branch locations where market opportunities are expected for the next 10 years. Plans are underway to buy land and build buildings with modern and efficient design. We will also be adding state of the art ATM capabilities in these new, as well as existing, locations. We will soon have on line deposit account opening capabilities.

We have started to develop an important comprehensive employee development program. Included will be new hiring, orientation, comprehensive training and compensation programs that will help us identify, hire, develop and retain the best people in banking so we can continue on our path to becoming a high performance bank.

Last year, we realized that we didn't have a clear image in the market or with our own employees so we embarked on a project to develop a new brand image that would better distinguish ourselves in the market and provide our employees with a single, clear "Northstar". We developed a positioning statement that recognizes that we have all the products, technology and services that our sophisticated, savvy customers want, but also that we have the real people with many years of banking experience who deliver the genuine, personal service that big banks just can't. And, our bankers are people who live and work in our communities, shoulder to shoulder with our customers for the betterment of the community. As you see on the cover of this Annual Report and will see in the coming years, we created the tagline "The Bank: Real People/Smart Banking" to present this "unique" position to the market.

This June, for the second consecutive year, the Central Ohio Parade of Homes will take place in Delaware County. We made a commitment to be a major sponsor of this event which will be held at the Glenross subdivision just off Cheshire Road, near the former Tanglewood Golf Course. The Parade attracts up to 45,000 visitors and our people are gearing up for it with many promotional activities.

On a personal note, as a World War II historian, I was able to attend the 60th anniversary of the D-Day invasion last June in Normandy, France. It was a genuine privilege to be in the company of many of the veterans who accomplished amazing things that day at tremendous cost and sacrifice. As the "greatest generation" ages, we are losing many of them every day. Please take the time to thank them, and all other veterans, for their courage and sacrifice defending our great country.

Three long term and dedicated Directors retired from the Board in the last year. Tom Porter, who served for 14 years, Merrill Kaufman, who served for 16 years, and Dr. G. William Parker, with 29 years of service including 9 years as Chairman, stepped down. Needless to say, we will miss their valuable contributions and wish them well in their retirement. Terry Kramer will bring his wealth of business expertise and leadership to the role of Chairman of the Board. I am looking forward to working with Terry and the rest of the Board in continuing to move The Bank forward.

I hope to see you at the annual meeting so I may thank you personally for your support and loyalty. But if not, allow me to express my appreciation to you, our Directors and employees for outstanding accomplishments in 2004.

Thanks to your efforts and support, we will remain a "unique" organization.

Sincerely,

Jeffrey T. Benton

Jeffrey T. Benton
President and Chief Executive Officer

Business of DCB Financial Corp

DCB Financial Corp ("DCB" or the "Corporation") was incorporated under the laws of the State of Ohio on March 14, 1997, at the direction of management and approval of the shareholders of The Delaware County Bank and Trust Company (the "Bank") for the purpose of becoming a financial services holding company by acquiring all outstanding shares of the Bank. The Bank is a commercial bank, chartered under the laws of the State of Ohio, and was organized in 1950. The Bank is a wholly-owned subsidiary of DCB.

The Bank conducts business from its main office at 110 Riverbend Avenue in Lewis Center, Ohio and from its 15 branch offices located in Delaware, Ohio and surrounding communities. The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, commercial loans, real estate mortgage loans, installment loans, night depository facilities and wealth management services. The Bank also provides treasury management, bond registrar and payment agent services. Through its information systems department, the Bank provides data processing, disaster recovery, and check processing services to other financial institutions; however, such services are not a significant part of operations or revenue.

DCB, through the Bank, grants residential real estate, commercial real estate, consumer and commercial loans to customers located primarily in Delaware, Franklin, and Union Counties, Ohio. Unemployment statistics in these counties have historically been among the lowest in the State of Ohio, and real estate values have been stable to rising. DCB also invests in U.S. Government and agency obligations, obligations of states and political subdivisions, corporate obligations, mortgage-backed securities, commercial paper and other investments permitted by applicable law. Funds for lending and other investment activities come primarily from customer deposits, borrowed funds, and loan and security sales and principal repayments.

As a financial services holding company, DCB is subject to regulation, supervision and examination by the Federal Reserve Board. As a commercial bank chartered under the laws of the State of Ohio, the Bank is subject to regulation, supervision and examination by the State of Ohio Division of Financial Institutions and the Federal Deposit Insurance Corporation (the "FDIC"). The FDIC insures deposits in the Bank up to applicable limits. The Bank is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

Common Stock and Shareholder Matters

DCB had 3,934,760 common shares outstanding on February 22, 2005, held of record by approximately 1,600 shareholders. There is no established public trading market for DCB's common shares. DCB's common shares are traded on a limited basis on the Over-The-Counter Electronic Bulletin Board. At times however, various brokerage firms maintain daily bid and ask prices for DCB's common stock. The range of high and low transactions as reported by Sweney, Cartwright & Co. is reported below. These transactions are without retail mark-up, mark-down or commissions.

Management does not have knowledge of the prices in all transactions and has not verified the accuracy of those prices that have been reported. Because of the lack of an established market for DCB's stock, these prices may not reflect the prices at which the stock would trade in a more active market. DCB sold no securities during 2004 and 2003 that were not registered under the Securities Acts.

	Quarter ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
High	$23.50	$24.15	$26.00	$29.00
Low	20.00	23.25	23.45	23.60
Dividends per share	0.10	0.16	0.11	0.11
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
High	$19.00	$19.00	$18.40	$20.40
Low	17.75	16.60	16.10	17.40
Dividends per share	0.09	0.10	0.10	0.10

Income of DCB primarily consists of dividends, which are periodically declared and paid by the Board of Directors of the Bank on common shares of the Bank held by DCB. While management of DCB expects to maintain the Corporation's policy of paying regular cash dividends in the future, no assurances can be given that any dividends will be declared or, if declared, what the amount of any such dividends will be. See Note 11 to the Consolidated Financial Statements for a description of dividend restrictions.

Selected Consolidated Financial Information and Other Data

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding DCB at the dates and for the periods indicated.

Selected consolidated financial condition data: (In thousands)	At December 31, 2004	2003	2002	2001	2000
Total assets	$611,685	$553,297	$522,998	$519,380	$497,250
Cash and cash equivalents	11,238	20,349	32,503	17,945	18,496
Securities available for sale	98,979	108,547	96,477	84,021	101,955
Securities held to maturity	—	—	—	34,718	29,843
Net loans and leases	478,487	400,616	366,487	358,960	327,184
Deposits	454,574	442,352	438,623	430,714	418,946
Borrowed funds	101,028	54,312	29,802	37,336	30,422
Shareholders' equity	54,261	49,689	52,528	49,121	44,899

Selected Operating Data: (In thousands, except per share data)	Year ended December 31, 2004	2003	2002	2001	2000
Interest and dividend income	$27,813	$26,591	$30,882	$35,736	$36,717
Interest expense	7,802	7,973	10,142	16,369	19,607
Net interest income	20,011	18,618	20,740	19,367	17,110
Provision for loan and lease losses	1,696	1,418	2,950	872	908
Net interest income after provision for loan and lease losses	18,315	17,200	17,790	18,495	16,202
Noninterest income	7,618	6,624	6,259	5,625	4,030
Noninterest expense	15,985	16,508	18,010	17,377	13,134
Income before income tax	9,948	7,316	6,039	6,743	6,831
Income tax expense	2,973	2,287	2,036	2,245	2,206
Net income	$6,975	$5,029	$4,003	$4,498	$4,625
Per Share Data:					
Basic earnings per share	$1.77	$1.26	$.96	$1.08	$1.11
Diluted earnings per share	$1.77	$1.26	$.96	$1.08	$1.11
Dividends declared per share	$0.48	$0.39	$0.34	$0.30	$0.28

Selected Financial Ratios:	At or for the year ended December 31, 2004	2003	2002	2001	2000
Interest rate spread	3.55%	3.48%	3.79%	3.42%	2.92%
Net interest margin	3.72	3.75	4.24	4.10	3.83
Return on average equity	13.14	10.11	7.82	9.40	11.12
Return on average assets	1.13	0.91	0.76	0.89	0.97
Average equity to average assets	8.60	8.96	9.78	9.43	8.74
Dividend payout ratio	27.12	30.95	35.42	27.78	25.23
Allowance for loan and lease losses as a percentage of loans past due over 90 days still accruing interest and nonaccrual loans	140.75	151.18	114.55	100.17	224.81

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollars in thousands, except per share amounts)

Introduction

In the following pages, management presents an analysis of DCB's consolidated financial condition and results of operations as of and for the year ended December 31, 2004, compared to prior years. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial position than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the financial statements, the related footnotes and the selected financial data included elsewhere in this report.

Forward-Looking Statements

Certain statements in this report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to the financial condition and prospects, lending risks, plans for future business development and marketing activities, capital spending and financing sources, capital structure, the effects of regulation and competition, and the prospective business of both the Corporation and its wholly-owned subsidiary The Delaware County Bank & Trust Company (the "Bank"). Where used in this report, the word "anticipate," "believe," "estimate," "expect," "intend," and similar words and expressions, as they relate to the Corporation or the Bank or their respective management, identify forward-looking statements. Such forward-looking statements reflect the current views of the Corporation and are based on information currently available to the management of the Corporation and the Bank and upon current expectations, estimates, and projections about the Corporation and its industry, management's belief with respect thereto, and certain assumptions made by management. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to: (i) significant increases in competitive pressure in the banking and financial services industries; (ii) changes in the interest rate environment which could reduce anticipated or actual margins; (iii) changes in political conditions or the legislative or regulatory environment; (iv) general economic conditions, either nationally or regionally (especially in central Ohio), becoming less favorable than expected resulting in, among other things, a deterioration in credit quality of assets; (v) changes occurring in business conditions and inflation; (vi) changes in technology; (vii) changes in monetary and tax policies; (viii) changes in the securities markets; and (ix) other risks and uncertainties detailed from time to time in the filings of the Corporation with the Commission.

The Corporation does not undertake, and specifically disclaims any obligation, to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

DCB's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the financial services industry. The application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; as this information changes, the financial statements could reflect different estimates, assumptions, and judgments.

The procedures for assessing the adequacy of the allowance for loan losses reflect our evaluation of credit risk after careful consideration of all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield materially different results, which may require an increase or a decrease in the allowance for loan losses.

The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses. This evaluation includes specific loss estimates on certain individually reviewed loans, statistical loss estimates for loan pools that are based on historical loss experience, and general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios, adverse situations that may affect a borrower's ability to repay, and current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region and nationally, and economic factors.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. While the Corporation strives to reflect all known risk factors in its evaluations, judgment errors may occur.

Overview of 2004

The Bank provides customary retail and commercial banking services to its customers, including checking and savings accounts, time deposits, IRAs, safe deposit facilities, personal loans, commercial loans, real estate mortgage loans, installment loans, trust, and other wealth management services. The Bank also provides treasury management, bond registrar and paying agent services.

The Corporation, through the Bank, grants residential real estate, commercial real estate, consumer and commercial loans to customers located primarily in Delaware, Franklin, Licking, Morrow, Marion and Union Counties, Ohio. General economic conditions in the Corporation's market area have been sound, including unemployment statistics, which have generally remained stable. Real estate values, especially in the Bank's core geographic area, have been stable to rising for the last five years.

Due to the high level of growth in the Corporation's market area, construction lending has become a significant part of the Corporation's overall lending strategy. Construction loans are secured by residential and business real estate, generally occupied by the borrower on completion. The Bank's construction lending program is established in a manner to minimize risk of this type of lending by not making a significant amount of loans on speculative projects. Construction loans also are generally made in amounts of 80% or less of the value of collateral.

DCB's assets totaled $611,685 at year-end 2004 compared to $553,297 at year-end 2003, an increase of $58,388, or 10.6%. The growth in assets was mainly attributed to the loan growth the Corporation experienced within its normal markets, particularly in commercial and residential real estate.

Shareholders' equity increased by $4,572 during 2004, as dividends declared of $1,888, and a $515 after tax reduction in the fair value of securities designated as available for sale offset period earnings of $6,975. Also during 2004, in addition to its regular quarterly dividend the Corporation paid a special dividend of $0.05 per share. This special dividend was paid as the result of the gain on the sale of the stock from ProCentury IPO in the second quarter 2004.

Net income for 2004 was $6,975, or $1.77 per share, up $1,946 from $5,029, or $1.26 per share, in 2003. The increase in net income during 2004 was primarily the result of strong loan growth, improved credit quality, improved net interest margin and continued emphasis on cost control programs, and a $1.6 million after-tax gain on the sale of the Corporation's unconsolidated affiliate, ProCentury. The increase in net interest income is attributable to the growth in interest earning assets and increased yields on loans and investments, while maintaining deposit and borrowing costs.

Total non-interest expense for 2004 declined $523, or 3.2% to $15,985, from $16,508 in 2003. The overall expense reduction was primarily the result of a decrease in occupancy and equipment expense, reduced professional and legal fees, and a slight reduction in salaries and benefits expense.

The change in income tax expense is primarily attributable to the increase in tax exempt earnings offset by the growth in income before income taxes. The provision for income taxes totaled $2,973 in 2004 and $2,287 in 2003 resulting in effective tax rates of 29.9% and 31.3%.

The Bank operates in a highly competitive industry due to statewide and interstate branching by banks, savings and loan associations and credit unions. In its primary market area of Delaware County, Ohio and surrounding counties, the Bank competes for new deposit dollars and loans with several financial service companies, including large regional and smaller community banks, as well as savings and loan associations, credit unions, finance companies, insurance companies, brokerage firms and investment companies. According to the most recent market data, there are approximately fifteen other deposit taking and lending institutions competing in the Bank's market. In addition, according to the market data, the Bank currently ranks first in market share with approximately 36% of the market. The ability to generate earnings is impacted in part by competitive pricing on loans and deposits, and by changes in the rates on various U.S. Treasury, U. S. Government Agency and State and political subdivision issues which comprise a significant portion of the Bank's investment portfolio, and which rates are used as indices on various loan products. The Bank is competitive with interest rates and loan fees that it charges, in pricing and variety of accounts it offers to the depositor. The dominant pricing mechanism on loans is the Prime interest rate as published in the Wall Street Journal. The interest spread over Prime depends on the overall account relationship and the creditworthiness of the borrower. Deposit rates are reviewed weekly by management and are normally discussed by the Asset/Liability Committee on a monthly basis. The Bank's primary objective in setting deposit rates is to remain competitive in the market area, develop funding opportunities while earning an adequate interest rate margin.

Analysis of Financial Condition

DCB's assets totaled $611,685 at year-end 2004 compared to $553,297 at year-end 2003, an increase of $58,388, or 10.6%. The growth in assets was mainly attributed to the loan growth the Corporation experienced within its normal markets, particularly in commercial and residential real estate. Additionally during 2004, management realigned its balance sheet by reducing the Corporation's liquidity in order to fund loan and investment growth. Additional financing was supplied through increased borrowings, consisting mainly of Federal Home Loan Bank advances. The liquidity risk associated with reduced cash and cash equivalent balances were offset by increased borrowing capability through correspondent bank relationships.

Total securities decreased to $98,979 at year-end 2004, compared to $108,547 at year-end 2003. The decrease in securities was the result of applying proceeds from maturities, calls and principal repayments to fund growth in the Corporation's loan portfolio. DCB invests primarily in U.S. Treasury notes, obligations of U.S. government agencies, municipal bonds, corporate obligations and mortgage-backed securities. Mortgage-backed securities include Federal Home Loan Mortgage Corporation ("FHLMC"), Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") participation certificates and collateralized mortgage obligations ("CMOs"). The mortgage-backed securities portfolio, totaling $41,470 at year-end 2004, provides DCB with a constant cash flow stream from principal repayments, which is utilized to fund other areas of the balance sheet. Management classifies securities as available for sale to provide DCB with the flexibility to redeploy funds into loans as demand warrants. DCB held no derivative securities or structured notes during any period presented.

Total loans, including loans held for sale increased $79,480, or 19.6%, from $404,947 at year-end 2003 to $484,427 at year-end 2004. The growth in the overall loan portfolio was attributed to large increases in residential real estate and home equity, commercial real estate loans, real estate construction and land development, offset by declines in commercial and industrial, and direct lease financing. Commercial real estate loans increased $18,960, or 12.1%, from $156,836 at year-end 2003 to $175,796 at year-end 2004. Residential real estate and home equity loans increased $52,912, or 45.2%, from $117,098 at year-end 2003 to $170,010 at year-end 2004. The increase in residential real estate loans is attributed to the advantageous refinancing market that existed during 2004, coupled with the strong economic growth in Delaware County.

Premises and equipment decreased $1,101 in 2004 from $9,947 at year-end 2003 to $8,846 at year-end 2004. The decrease is mainly attributable to the sale of real estate and to a lesser extent, the retiring of various pieces of furniture and equipment. During 2004, the Corporation sold developed real estate utilized as a retail branch location, that management deemed unnecessary due to the geographic proximity of other area branches.

Total deposits increased $12,222 or 2.8%, from $442,352 at year-end 2003 to $454,574 at December 31, 2004. Noninterest-bearing deposits decreased $13,329, or 17.0%, while interest-bearing deposits increased $25,551, or 7.0%. Interest-bearing demand and money market deposits increased from 43.9% of total interest-bearing deposits at year-end 2003 to 49.3% of total interest-bearing deposits at year-end 2004, as DCB experienced a $32,044, or 20.0%, increase in volume of such accounts. The increase in such deposits has been primarily due to economic trends resulting in the shift of customer funds from other investment alternatives to liquid savings products. This increase is mainly attributed to the creation of new products for the Bank's public fund customers. These products are considered more competitive within the Bank's market area. DCB experienced a decrease of $2,099 in savings deposits while such accounts decreased from 16.7% of total interest-bearing deposits at December 31, 2003 to 15.0% of total interest-bearing deposits at year-end 2004. Time deposits decreased $4,394, or 3.1%, comprising 35.7% of total interest-bearing deposits at year-end 2004 compared to 39.4% at year-end 2003.

The Bank utilized a variety of new funding sources to compensate for the challenging deposit growth experienced within its markets. Therefore, during 2004, the Bank began utilizing brokered certificates of deposits to provide additional funding for the Company's loan portfolios. At year end the Bank had approximately $9,616 in brokered certificates outstanding. The slow growth of core deposits is attributed to the competition in the Bank's geographic area, where the growth of competitors' branch locations has made it increasingly difficult to obtain deposits. Management intends to continue to develop new products, and to monitor the rate structure of its deposit products to encourage the growth within its deposit liabilities.

Borrowed funds totaled $101,028 at year-end 2004 compared to $54,312 at year-end 2003. During 2004, management utilized long-term FHLB advances to fund the aforementioned loan growth to take advantage of low borrowing costs due to the current economic environment. Typically, the Company utilized a matched funding methodology for its borrowing. This was done by matching the rates, terms and expected cash flows of its loans to the various products offered by the FHLB. This matching principle was used to not only provide funding, but also as a means of mitigating interest rate risk associated with originating longer-term fixed rate loans.

Shareholders' equity increased by $4,572 during 2004, as dividends declared of $1,888, and a $515 after tax reduction in the fair value of securities designated as available for sale were more than offset by period earnings of $6,975. Also during 2004, in addition to its regular quarterly dividend the Corporation paid a special dividend of $0.05 per share. This special dividend was paid as the result of the gain on the sale of the stock from ProCentury IPO in the second quarter of 2004.

Comparison of Results of Operations for the Years Ended December 31, 2004 and December 31, 2003

Net Income. Net income for 2004 totaled $6,975, an increase of $1,946 or 38.7% over net income for 2003 of $5,029. Basic earnings per share totaled $1.77 for 2004 and $1.26 for 2003, while diluted earnings per share totaled $1.77 for 2004 and $1.26 for 2003. Return on average assets was 1.13% and 0.91% for 2004 and 2003, while return on average equity was 13.14% and 10.11% over the same two years. Net income and fee income both increased during 2004 in comparison to 2003. The increase in net income was related principally to growth in earning assets, the allocation of funds from lower yielding to higher yielding asset categories, increased emphasis on operating expense cost control, and the result of a $1.6 million in after-tax gain on sale of the Corporation's unconsolidated affiliate, ProCentury.

Also, the Corporation developed new products during 2004 to increase revenues associated with noninterest income. In order to provide comprehensive services in the wealth management area, the Corporation partnered with Raymond James financial services to offer a variety of investment and retirement services to complement the trust services currently offered. The Corporation developed a new overdraft assurance program that created additional non-interest revenue when compared to 2003. This program allows the Bank to pay overdraft items for its most creditworthy customers in return for a nominal service charge.

Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest paid on interest-bearing liabilities. Net interest income is the largest component of DCB's income and is affected by the interest rate environment, the volume and the composition of interest-earning assets and interest-bearing liabilities.

Net interest income was $20,011 for 2004 compared to $18,618 for 2003. The increase of $1,393 is mainly attributed to the overall increase in average loan balances. Though DCB was able to reduce its overall cost of funds through strategic initiatives developed through its Asset/Liability Committee (ALCO), a significant portion of the Corporation's loan portfolio is variable rate. As a result of these shifts in the components of interest-earning assets and interest-bearing liabilities, as well as movements in market interest rates, DCB's net interest margin, which is calculated by dividing net interest income by average interest-earning assets, decreased from 3.75% in 2003 to 3.72% in 2004. Additionally, because of the increased competition in the Bank's primary marketplace, management has recognized the importance of offering special rates on certain deposit products. These special deposit rates tend to negatively effect the Corporation's net interest margin. It is likely that these offerings will continue to be offered to secure liquidity while maintaining market share.

Provision and Allowance for Loan and Lease Losses. The provision for loan and lease losses represents the charge to income necessary to adjust the allowance for loan and lease losses to an amount that represents management's assessment of the losses known and inherent in the Bank's loan portfolio. All lending activity contains associated risks of loan losses and the Bank recognizes these credit risks as a necessary element of its business activity. To assist in identifying and managing potential loan losses, the Bank maintains a credit administration function that regularly evaluates lending relationships as well as overall loan portfolio conditions. One of the primary objectives of this credit administration function is to make recommendations to management as to both specific loss reserves and overall portfolio loss reserves. Management further evaluates these reserve levels through an ongoing credit quality process, which in addition to evaluating the current credit quality of the lending portfolios, examines other economic indicators and trends, which could affect the overall loss rates associated with the lending process.

DCB's provision is determined based upon management's estimate of the overall collectibility of loans within the portfolio as determined by ongoing credit reviews. The provision for the allowance for loan and lease losses totaled $1,696 in 2004, compared to $1,418 in 2003. Net charge-offs for 2004 were $1,209, which represents 0.28% of average loans, compared to net charge-offs of $1,181, or 0.30% of average loans in 2003.

The allowance for loan and lease losses increased by $487 to $4,818 at year-end 2004 from $4,331 at year-end 2003. As a percent of gross loans and leases, the allowance decreased to 1.00% at year-end 2004 from 1.07% at year-end 2003. DCB maintains an allowance for loan and lease losses at a level to absorb management's estimate of probable incurred credit losses in its portfolio. Improved exposure to credit losses in the commercial loan portfolio required a more normalized provision compared to the prior year. The stable level of charge-offs during 2004 was mainly attributed to the improved economic conditions that affected the commercial loan portfolio in the current year, and to management's increased activities related to monitoring, collection, and workout of delinquent loans. Management continues to monitor exposure to industry segments, and believes that the loan portfolio remains adequately diversified. During 2004, the Corporation's loan charge-offs largely consisted of commercial loans in a variety of sectors. Five small commercial loans accounted for approximately 30% of the net charge-offs recorded in 2004. These loans were concentrated in production, retail and service sectors.

To assist in identifying and managing potential loan and lease losses, management maintains a methodology for establishing appropriate loan and lease loss values. The Board of Directors has approved a policy that directs management to "develop and maintain an appropriate, systematic, and consistently applied process to determine the amounts of the Allowance for Loan and Lease Losses (ALLL)." The methodology that management adopted involves identifying both specific and non-specific components. The specific allowance allocation is determined from information provided through the Bank's watch list, loan review function and loan grade status applied to specific credits. The allocated allowance is developed by utilizing historical net loss components for each identified segment of the loan portfolio. Additionally, current economic condition factors are used to adjust the historical net loss components. Management performs analysis of the loan portfolio on a monthly basis, and evaluates economic conditions as they relate to potential credit risk within its portfolios on a quarterly basis.

Noninterest Income and Noninterest Expense. Total noninterest income increased $994, or 15.0% to $7,618 in 2004 compared to $6,624 in 2003. The increase was mainly the result of a $2.6 million gain on the sale of the Corporation's investment in the unconsolidated affiliate, ProCentury Corporation. The gain recognized on the sale of ProCentury investment was partially offset by a decrease in the volume of loans sold in the secondary market, which is mainly attributed to retaining these loans within the retail portfolios. In addition, transactional volume from the Bank's retail products remained at or below the previous year's levels. The Corporation developed a new overdraft assurance program that created additional non-interest revenue when compared to 2003. This program allows the Bank to pay overdraft items for its most creditworthy customers or return for a nominal service charge. Additionally, the Corporation experienced increases in various components of account service charges and trust activities. These increases are generally attributed to a higher number of accounts and customers served by the Corporation.

Total noninterest expense decreased $523, or 3.2%, in 2004 compared to 2003. The decrease was primarily the result of decreases in salaries and employee benefits, outside professional services, and various operating costs due to management's expense control initiatives. The decrease in outside professional services is attributed to decreased consulting and legal fees. The decrease in compensation and employee benefits were planned decreases relating to management's human resource efficiency initiatives implemented during 2004.

Income Taxes. The change in income tax expense is primarily attributable to the increase in tax exempt earnings offset by the growth in income before income taxes. See Note 9 to the Consolidated Financial Statements for additional information regarding income taxes. The provision for income taxes totaled $2,973 in 2004 and $2,287 in 2003 resulting in effective tax rates of 29.9% and 31.3%.

Comparison of Results of Operations for the Years Ended December 31, 2003 and December 31, 2002

Net Income. Net income for 2003 totaled $5,029, compared to net income for 2002 of $4,003. Basic and diluted earnings per share totaled $1.26 for 2003 and $.96 for 2002. Return on average assets was 0.91% and 0.76% for 2003 and 2002, while return on average equity was 10.11% and 7.82% over the same two years. Net income and fee income both increased during 2003 in comparison to 2002. The increase in net income was related principally to growth in earning assets, the allocation of funds from lower yielding to higher yielding asset categories, reduced loan charge-offs and increased emphasis on operating expense cost control.

Net Interest Income. Net interest income represents the amount by which interest income on interest-earning assets exceeds interest paid on interest-bearing liabilities. Net interest income is the largest component of DCB's income and is affected by the interest rate environment, the volume and the composition of interest-earning assets and interest-bearing liabilities.

Net interest income was $18,618 for 2003 compared to $20,740 for 2002. The decrease of $2,122 is attributed to reduced margins due to the overall decline in interest rates experienced in 2003. Though DCB was able to reduce its overall cost of funds through strategic initiatives developed through its Asset/Liability Committee (ALCO), a significant portion of the Corporation's loan portfolio is variable rate. This has caused assets to reprice downward at a faster pace than liabilities. As a result of the these shifts in the components of interest-earning assets and interest-bearing liabilities, as well as movements in market interest rates, DCB's net interest margin, which is calculated by dividing net interest income by average interest-earning assets, decreased from 4.24% in 2002 to 3.75% in 2003. Additionally, because of the increased competition in the Bank's primary marketplace, management has recognized the importance of offering special rates on certain deposit products. These special deposit rates tend to negatively effect the Corporation's net interest margin. It is likely that these offerings will continue to be offered to gain deposits.

Provision and Allowance for Loan and Lease Losses. As stated previously, the provision for loan and lease losses represents the charge to income necessary to adjust the allowance for loan and lease losses to an amount that represents management's assessment of the losses known and inherent in the Bank's loan portfolio. All lending activity contains associated risks of loan losses and the Bank recognizes these credit risks as a necessary element of its business activity. To assist in identifying and managing potential loan losses, the Bank maintains a credit administration function that regularly evaluates lending relationships as well as overall loan portfolio conditions. One of the primary objectives of this credit administration function is to make recommendations to management as to both specific loss reserves and overall portfolio loss reserves. Management further evaluates these reserve levels through an ongoing credit quality process, which in addition to evaluating the current credit quality of the lending portfolios, examines other economic indicators and trends, which could affect the overall loss rates associated with the lending process.

DCB's provision is determined based upon management's estimate of the overall collectibility of loans within the portfolio as determined by ongoing credit reviews. The provision for the allowance for loan and lease losses totaled $1,418 in 2003, compared to $2,950 in 2002. Net charge-offs for 2003 were $1,181, which represents 0.30% of average loans, compared to net charge-offs of $2,452, or 0.66% of average loans in 2002.

The allowance for loan and lease losses increased by $237 to $4,331 at year-end 2003 from $4,094 at year-end 2002. As a percent of gross loans and leases, the allowance decreased to 1.07% at year-end 2003 from 1.10% at year-end 2002. DCB maintains an allowance for loan and lease losses at a level to absorb management's estimate of probable incurred credit losses in its portfolio. Improved exposure to credit losses in the commercial loan portfolio required a more normalized provision compared to the prior year. This decrease in charge-offs during 2003 was mainly attributed to the improved economic conditions that affected the commercial loan portfolio in the current year, and to management's increased activities related to monitoring, collection, and workout of delinquent loans. Management continues to monitor exposure to industry segments, and believes that the loan portfolio remains adequately diversified.

To assist in identifying and managing potential loan and lease losses, management maintains a methodology for establishing appropriate loan and lease loss values. The Board of Directors has approved a policy that directs management to "develop and maintain an appropriate, systematic, and consistently applied process to determine the amounts of the Allowance for Loan and Lease Losses (ALLL)." The methodology that management adopted involves identifying both specific and non-specific components. The specific allowance allocation is determined from information provided through the Bank's watch list, loan review function and loan grade status applied to specific credits. The allocated allowance is developed by utilizing historical net loss components for each identified segment of the loan portfolio. Additionally, current economic condition factors are used to adjust the historical net loss components. Management performs analysis of the loan portfolio on a monthly basis, and evaluates economic conditions as they relate to potential credit risk within its portfolios on a quarterly basis.

Noninterest Income and Noninterest Expense. Total noninterest income increased $365, or 5.8% to $6,624 in 2003 compared to $6,259 in 2002. The increase was primarily attributed to the increased revenue generated by selling residential mortgages in the secondary market and the sale of a branch location. During 2003, favorable economic interest rates created a large increase in mortgage refinancing. Additionally, the Corporation experienced increases on account service charges, trust activities and treasury management service fees. These increases are generally attributed to a high number of accounts and customers served by the Corporation.

Total noninterest expense decreased $1,502, or 8.3%, in 2003 compared to 2002. The decrease was primarily the result of decreases in salaries and employee benefits, outside professional services, and various operating costs due to management's expense control initiatives. The decrease in outside professional services is attributed to decreased consulting and legal fees. The decrease in compensation and employee benefits were planned decreases relating to management's human resource efficiency initiatives implemented during 2003.

Income Taxes. The change in income tax expense is primarily attributable to the increase in tax exempt earnings offset by the growth in income before income taxes. See Note 9 to the Consolidated Financial Statements for additional information regarding income taxes. The provision for income taxes totaled $2,287 in 2003 and $2,036 in 2002 resulting in effective tax rates of 31.3% and 33.7%.

	Year ended December 31,								
	2004			2003			2002		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
Interest-earning assets:									
Federal funds sold	$451	$8	1.77%	$14,082	$144	1.02%	$4,974	$74	1.49%
Taxable securities	78,875	2,855	3.62	77,882	2,876	3.69	99,746	5,378	5.39
Tax-exempt securities (1)	19,380	709	3.66	17,049	702	4.12	12,950	596	4.60
Loans and leases (2)	438,861	24,241	5.52	387,627	22,869	5.90	371,507	24,834	6.68
Total interest-earning assets	537,567	27,813	5.17	496,640	26,591	5.35	489,177	30,882	6.31
Noninterest-earning assets	79,696			58,209			34,685		
Total assets	$617,263			$554,849			$523,862		
Interest-bearing liabilities:									
Demand and money market deposits	$168,880	$1,441	0.85%	$171,045	$2,149	1.26%	$161,950	$2,635	1.63%
Savings deposits	61,320	303	0.49	62,792	420	0.67	57,131	905	1.58
Certificates of deposit	143,359	3,334	2.33	141,650	4,099	2.89	145,647	5,331	3.66
Total deposits	373,559	5,078	1.36	375,486	6,668	1.78	364,728	8,871	2.43
Borrowed funds	107,826	2,724	2.53	51,146	1,305	2.55	38,375	1,271	3.31
Total interest-bearing liabilities	481,385	7,802	1.62	426,633	7,973	1.87	403,103	10,142	2.52
Noninterest-bearing liabilities	82,800			78,480			69,547		
Total liabilities	564,185			505,113			472,650		
Shareholders' equity	53,078			49,736			51,212		
Total liabilities & shareholders' equity	$617,263			$554,849			$523,862		
Net interest income; interest rate spread		$20,011	3.55%		$18,618	3.48%		$20,740	3.79%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.72%			3.75%			4.24%
Average interest-earning assets to average interest-bearing liabilities			111.67%			116.41%			121.35%

(1) Interest on tax-exempt securities is reported on a historical basis without tax-equivalent adjustment. Interest on tax-exempt securities on a tax equivalent basis was $1,076 in 2004, $1,064 in 2003, and $903 in 2002.

(2) Includes nonaccrual loans.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected DCB's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate); (2) changes in rate (multiplied by prior year volume); and, (3) total changes in rate and volume. The combined effects of changes in both volume and rate, that are not separately identified, have been allocated proportionately to the change due to volume and change due to rate:

	Year ended December 31,					
	2004 vs. 2003 Increase (decrease) due to			2003 vs. 2002 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income attributable to:						
Federal funds sold	$(138)	$2	$(136)	$137	$(67)	$70
Taxable securities	36	(57)	(21)	(1,177)	(1,325)	(2,502)
Tax-exempt securities	97	(90)	7	189	(83)	106
Loans and leases	3,015	(1,643)	1,372	1,038	(3,003)	(1,965)
Total interest income	3,010	(1,788)	1,222	187	(4,478)	(4,291)
Interest expense attributable to:						
Demand and money market deposits	(27)	(681)	(708)	148	(634)	(486)
Savings deposits	(10)	(107)	(117)	90	(575)	(485)
Certificates of deposit	49	(814)	(765)	(146)	(1,086)	(1,232)
Borrowed funds	1,445	(26)	1,419	366	(332)	34
Total interest expense	1,457	(1,628)	(171)	458	(2,627)	(2,169)
Increase (decrease) in net interest income	$1,553	$(160)	$1,393	$(271)	$(1,851)	$(2,122)

Asset and Liability Management and Market Risk

The ALCO of DCB Financial Corp utilizes a variety of tools to measure and monitor interest rate risk. This is defined as the risk that DCB's financial condition will be adversely affected due to movements in interest rates. To a lesser extent, DCB is also exposed to liquidity risk, or the risk that changes in cash flows could adversely affect its ability to honor its financial obligations. The ALCO monitors changes in the interest rate environment and changes to its lending and deposit rates based on liquidity and profitability analysis. During 2004 several new programs were introduced to mitigate interest rate risk in the balance sheet.

First, the Company developed a matched funding program through the FHLB to match off longer term commercial and real estate loans with liabilities of similar term and rate structures. Secondly, the company offered special deposit programs correlated to prevailing asset maturities. The income of financial institutions is primarily derived from the excess of interest earned on interest-earning assets over the interest paid on interest-bearing liabilities. Accordingly, the ALCO Committee places great importance on monitoring and controlling interest rate risk. The measurement and analysis of the exposure of DCB's primary operating subsidiary, The Delaware County Bank and Trust Company, to changes in the interest rate environment are referred to as asset/liability modeling. One method used to analyze DCB's sensitivity to changes in interest rates is the "net portfolio value" ("NPV") methodology.

NPV is generally considered to be the present value of the difference between expected incoming cash flows on interest-earning and other assets and expected outgoing cash flows on interest-bearing and other liabilities. For example, the asset/liability model that DCB currently employs attempts to measure the change in NPV for a variety of interest rate scenarios, typically for parallel shifts of +/-100 to +/-300 basis points in market rates. Presented below is an analysis depicting the changes in DCB's interest rate risk as of December 31, 2004, and December 31, 2003, as measured by changes in NPV for instantaneous and sustained parallel shifts of -100 to +300 basis points in market interest rates. These parallel shifts were used to more accurately represent the current interest rate environment in which DCB Financial operates.

As illustrated in the tables, the institution's NPV is more sensitive to rising rates than declining rates. From an overall perspective, such difference in sensitivity occurs principally because the balance sheet of the bank is liability sensitive. The liability sensitivity of the balance sheet is due to, the generally short-term nature of the banks liabilities, (checking, savings and money market accounts) versus the longer-term nature of fixed rate installment loans and commercial loans. Though the institution does employ variable loan structures, these structures generally adjust based on annual time frames. Additionally, as rates rise borrowers are less likely to refinance or payoff loans prior to contractual maturities, increasing the risk that the institution may hold below market rate loans in a rising rate environment.

The interest rate environment in which DCB currently operates also affects the interest rate risk position. As mentioned above, the current interest rate environment has allowed DCB to price a large portion of its deposit liabilities under 1.0%, with the majority priced under 2.0%. This results in substantially all deposits priced at or near 0% in downward shifts of interest rates. The following table depicts the ALCO's five most likely interest rate scenarios and their affect on NPV. The analysis presented in the table indicates that the benefit in a declining rate environment is due to reduced funding costs or liability sensitive balance sheet accompanied by fixed rate loans and investments that continue to earn interest at their present levels. In a rising rate environment, the same liability sensitive balance sheet results in a decline in NPV.

The dollar and percentage change from 2004 to 2003 are mainly attributed to two factors. First, the dollar and percentage change from 2004 to 2003 is mainly attributed to an increase in fixed rate funding matched against the loan portfolio and a decrease in its fixed rate security portfolio. Second, throughout 2004, the Bank reduced its fixed rate investment portfolio. These two factors reduced the overall liability-sensitive nature of the balance sheet, and reduced the potential impairment of NPV in a +300 increasing interest rate environment. These favorable trends were more than offset by the effect of a reduction in the Bank's capital during 2004.

Change in Interest Rate (Basis Points)	December 31, 2004 $ Change In NPV	% Change In NPV	NPV Ratio	December 31, 2003 $ Change In NPV	% Change In NPV	NPV Ratio
+300	$(17,258)	(40)%	3.75%	$(15,668)	(42)%	4.14%
+200	(11,614)	(27)	4.54	(10,709)	(29)	4.99
+100	(6,087)	(14)	6.27	(5,489)	(15)	5.85
Base	—	—	7.15	—	—	6.71
-100	6,561	15	8.09	4,163	11	7.31

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

In a rising interest rate environment, DCB's net interest income could be negatively affected. Moreover, rising interest rates could negatively affect DCB's earnings due to diminished loan demand. As part of its interest rate risk strategy, DCB has attempted to utilize adjustable-rate and short-term-duration loans and investments. DCB intends to limit the addition of unhedged fixed-rate long-duration loans and securities to its portfolio.

Liquidity

Liquidity is the ability of DCB to fund customers' needs for borrowing and deposit withdrawals. The purpose of liquidity management is to assure sufficient cash flow to meet all of the financial commitments and to capitalize on opportunities for business expansion. This ability depends on the institution's financial strength, asset quality and types of deposit and investment instruments offered by DCB to its customers. DCB's principal sources of funds are deposits, loan and securities repayments, maturities of securities, sales of securities available for sale and other funds provided by operations. The Bank also has the ability to obtain funding from other sources including the FHLB, Federal Reserve, and through its correspondent bank relationships. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan and mortgage-backed security prepayments are more influenced by interest rates, general economic conditions and competition. DCB maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.

Cash and cash equivalents decreased $9,111, or 44.8%, from $20,349 at year-end 2003 to $11,238 at year-end 2004. Cash and cash equivalents at year-end 2004 represented 1.8% of total assets compared to 3.7% of total assets at year-end 2003. During 2004, management implemented a number of processes to reduce the overall balances of cash on the balance sheet. The Bank has the ability to borrow funds from the Federal Home Loan Bank and has various federal fund sources from correspondent banks, should DCB need to supplement its future liquidity needs in order to meet loan demand or to fund investment opportunities. The Bank also has the ability to issue term brokered certificate of deposits in the secondary market to provide additional funding outside of its normal geographical boundaries. In addition to funding maturing deposits and other deposit liabilities, DCB Financial also has off-balance sheet commitments in the form of lines of credit and letters of credit utilized by customers in the normal course of business. Financial instruments include off-balance credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. These off-balance sheet commitments are not considered to have a major effect on the liquidity position of the Corporation. Further, management believes the DCB's liquidity position is strong based on its stable level of cash, cash equivalents, core deposits, the stability of its other funding sources and the support provided by its capital base.

As summarized in the Consolidated Statements of Cash Flows, the most significant transactions which affected the DCB's level of cash and cash equivalents, cash flows and liquidity during 2004 were securities purchases of $48,051; the net increase in loans of $79,528; the net increase in deposits of $12,222; securities sales of $37,039; net proceeds from FHLB advances and other short-term borrowings totaling $46,716; and the receipt of proceeds from maturities and repayments of securities of $18,670.

Capital Resources

As previously stated, total shareholders' equity increased $4,572, primarily due to $6,975 of period earnings, partially offset by the $515 after tax reduction in the fair value of securities designated as available for sale, and cash dividends declared of $1,888. DCB did not purchase any shares of treasury stock during 2004. However, management may purchase shares in the future, as opportunities arise. The number of shares to be purchased and the price to be paid will depend upon the availability of shares, the prevailing market prices and any other considerations that may, in the opinion of DCB's Board of Directors or management, affect the advisability of purchasing shares.

Tier 1 capital is shareholders' equity excluding the net unrealized gain or loss on securities classified as available for sale and intangible assets. Total capital includes Tier 1 capital plus the allowance for loan and lease losses, not to exceed 1.25% of risk weighted assets. Risk weighted assets are DCB's total assets after such assets are assessed for risk and assigned a weighting factor based on their inherent risk. DCB and its subsidiaries meet all regulatory capital requirements. DCB's consolidated ratio of total capital to risk-weighted assets was 11.6% at year-end 2004, while the Tier 1 risk-based consolidated capital ratio was 10.6%. Regulatory minimums call for a total risk-based capital ratio of 8.0%, at least half of which must be Tier 1 capital. DCB's consolidated leverage ratio, defined as Tier 1 capital divided by average assets, of 8.8% at year-end 2004 exceeded the regulatory minimum for capital adequacy purposes of 4.0%.

The following table sets forth the Corporation's obligations and commitments to make future payments under contract as of December 31, 2004.

	Payment due by year				
Contractual Obligations	Total	Less than 1 year	1-3years	3-5 years	More than 5 years
Long-Term Debt Obligations	$95,813	$25,775	$3,000	$4,107	$62,931
Operating Lease Obligations	5,740	707	1,216	692	3,125
Loan and Line of Credit Commitments	114,557	114,557	—	—	—
Other Long-Term Liabilities Reflected on the Corporation's Balance Sheet under GAAP	—	—	—	—	—
Total Contractual Obligations	$216,110	$141,039	$4,216	$4,799	$66,056

Management Report On Internal Control Over Financial Reporting

Management of DCB Financial Corp. (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Corporation's management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting at December 31, 2004, as required by Section 404 of the Sarbanes Oxley Act of 2002. Management's assessment is based on criteria established in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and was designed to provide reasonable assurance that the Corporation maintained effective internal control over financial reporting as of December 31, 2004. Based on this assessment, management believes that the Corporation maintained effective control over financial reporting as of December 31, 2004.

The independent registered public accounting firm that audited DCB Financial Corp.'s consolidated financial statements included in this Annual Report has issued an attestation report on internal control over financial reporting as of December 31, 2004 and management's assessment of internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

Board of Directors and
Shareholders of DCB Financial Corp.

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that DCB Financial Corp. (the Corporation) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). DCB Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corp.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that DCB Financial Corp. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the control criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, DCB Financial Corp. has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Oversight Board (United States), the consolidated balance sheets of DCB Financial Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows for each of the two years then ended, and our report dated March 11, 2005, expressed an unqualified opinion thereon.

Grant Thornton LLP

GRANT THORNTON LLP
Cincinnati, Ohio
March 29, 2005

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003

(Dollars in thousands, except share amounts)

	2004	2003
ASSETS		
Cash and due from financial institutions	$11,238	$20,349
Securities available for sale	98,979	108,547
Loans held for sale	1,122	—
Loans and leases	483,305	404,947
Less allowance for loan and lease losses	(4,818)	(4,331)
Net loans and leases	478,487	400,616
Premises and equipment, net	8,846	9,947
Investment in unconsolidated affiliate	295	1,951
Bank owned life insurance	8,457	8,006
Accrued interest receivable and other assets	4,261	3,881
Total assets	$611,685	$553,297
LIABILITIES		
Deposits		
Noninterest-bearing	$65,148	$78,477
Interest-bearing	389,426	363,875
Total deposits	454,574	442,352
Federal funds purchased and other short-term borrowings	5,215	4,619
Federal Home Loan Bank advances	95,813	49,693
Accrued interest payable and other liabilities	1,822	6,944
Total liabilities	557,424	503,608
SHAREHOLDERS' EQUITY		
Common stock, no par value, 7,500,000 shares authorized, 4,273,200 issued	3,780	3,780
Retained earnings	57,862	52,775
Treasury stock, at cost, 338,440 and 338,440 shares at December 31, 2004 and 2003	(7,616)	(7,616)
Accumulated other comprehensive income	235	750
Total shareholders' equity	54,261	49,689
Total liabilities and shareholders' equity	$611,685	$553,297

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except per share amounts)

	2004	2003	2002
Interest and dividend income			
Loans, including fees	$24,241	$22,869	$24,834
Taxable securities	2,855	2,876	5,378
Tax-exempt securities	709	702	596
Federal funds sold and other	8	144	74
Total	27,813	26,591	30,882
Interest expense			
Deposits	5,078	6,668	8,871
Borrowings	2,724	1,305	1,271
Total	7,802	7,973	10,142
Net interest income	20,011	18,618	20,740
Provision for loan and lease losses	1,696	1,418	2,950
Net interest income after provision for loan and lease losses	18,315	17,200	17,790
Noninterest income			
Service charges	2,543	2,634	2,996
Trust department income	646	609	538
Net gains (losses) on sales of securities	(4)	51	26
Gains (losses) on sale of assets	(140)	649	—
Gains on sales of loans	179	979	1,019
Gain on sale of unconsolidated affiliate	2,638	—	—
Treasury management fees	512	547	519
Data processing service fees	288	366	391
Other	956	789	770
	7,618	6,624	6,259
Noninterest expense			
Salaries and employee benefits	7,941	8,226	8,517
Occupancy and equipment	3,802	4,030	3,877
Professional services	274	578	624
Advertising	337	321	386
Postage, freight and courier	376	347	485
Supplies	243	257	316
State franchise taxes	544	484	590
Other	2,468	2,265	3,215
	15,985	16,508	18,010
Income before income taxes	9,948	7,316	6,039
Income tax expense	2,973	2,287	2,036
Net income	$6,975	$5,029	$4,003
Basic earnings per common share	$1.77	$1.26	$.96
Diluted earnings per common share	$1.77	$1.26	$.96

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31, 2004, 2003, and 2002

(Dollars in thousands, except per share data)

	2004	2003	2002
Net income	$6,975	$5,029	$4,003
Less reclassification for realized (gains) losses on sale of securities included in operations, net of tax	3	(34)	(17)
Unrealized gains (losses) on securities available for sale, net of tax effects	(518)	(813)	1,014
Comprehensive income	$6,460	$4,182	$5,000
Accumulated comprehensive income	$235	$750	$1,597

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except per share amounts)

	Common Stock	Retained Earnings	Accumulated Other Treasury Stock	Total Comprehensive Income	Shareholders' Equity
Balance at January 1, 2002	$3,779	$46,720	$(1,978)	$600	$49,121
Comprehensive income:					
Net income	—	4,003	—	—	4,003
Other comprehensive income, net of tax	—	—	—	997	997
Total comprehensive income					5,000
Purchase of treasury stock- 11,510 shares at cost	—	—	(201)	—	(201)
Shares issued through Dividend Reinvestment Plan - 1,544 shares	1	—	27	—	28
Dividends ($0.34 per share)	—	(1,420)	—	—	(1,420)
Balance at December 31, 2002	3,780	49,303	(2,152)	1,597	52,528
Comprehensive income:					
Net income	—	5,029	—	—	5,029
Other comprehensive loss, net of tax	—	—	—	(847)	(847)
Total comprehensive income					4,182
Purchase of treasury stock - 237,274 shares at cost	—	—	(5,536)	—	(5,536)
Sale of 3,800 shares of treasury stock	—	—	72	—	72
Dividends ($0.39 per share)	—	(1,557)	—	—	(1,557)
Balance at December 31, 2003	3,780	52,775	(7,616)	750	49,689
Comprehensive income:					
Net income	—	6,975	—	—	6,975
Other comprehensive loss, net of tax	—	—	—	(515)	(515)
Total comprehensive income					6,460
Dividends ($0.48 per share)	—	(1,888)	—	—	(1,888)
Balance at December 31, 2004	$3,780	$57,862	$(7,616)	$235	$54,261

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities			
Net income	$6,975	$5,029	$4,003
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Depreciation	1,508	1,815	1,682
Provision for loan and lease losses	1,696	1,418	2,950
Deferred income taxes	(80)	209	(93)
Net (gains) losses on sales of securities	4	(51)	(26)
Net gains on sales of loans	(179)	(979)	(1,019)
Net (gains) losses on sale of assets	140	(649)	—
Gain on sale of unconsolidated affiliate	(2,638)	—	—
Net securities amortization	1,201	1,356	705
FHLB stock dividends	(106)	(92)	(102)
Net change in loans held for sale	(1,122)	6,442	(3,854)
Net changes in other assets and other liabilities	(5,616)	(257)	(32)
Net cash provided by operating activities	1,783	14,241	4,214
Cash flows provided by (used in) investing activities			
Securities available for sale			
Purchases	(48,051)	(87,391)	(44,059)
Maturities, principal payments, and calls	18,670	44,961	55,002
Sales	37,039	27,866	4,169
Securities held to maturity			
Purchases	—	—	(1,321)
Maturities, principal payment, and calls	—	—	8,622
Sales	—	—	806
Purchase of Federal Home Loan Bank stock	—	—	(24)
Net change in loans	(79,528)	(33,360)	(9,458)
Premises and equipment expenditures	(499)	(281)	(2,175)
Proceeds from sale of unconsolidated affiliate	4,394	—	—
Proceeds from sale of premises and equipment	91	575	—
Investment in unconsolidated affiliate	(100)	—	—
Net cash provided by (used in) investing activities	(67,984)	(47,630)	11,562
Cash flows provided by (used in) financing activities			
Net change in deposits	12,222	3,729	7,909
Net change in federal funds purchased and other short-term borrowings	596	2,619	(2,174)
Proceeds from Federal Home Loan Bank advances	154,459	37,746	17,000
Repayment of Federal Home Loan Bank advances	(108,339)	(15,855)	(22,360)
Purchase of treasury stock, net	—	(5,464)	(201)
Cash dividends paid	(1,848)	(1,540)	(1,392)
Net cash provided by (used in) financing activities	57,090	21,235	(1,218)
Net change in cash and cash equivalents	(9,111)	(12,154)	14,558
Cash and cash equivalents at beginning of year	20,349	32,503	17,945
Cash and cash equivalents at end of year	$11,238	$20,349	$32,503

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31, 2004, 2003 and 2002

(Dollars in thousands)

	2004	2003	2002
Supplemental cash flow information			
Interest paid	$7,086	$7,821	$10,482
Income taxes paid	3,625	1,137	2,583
Supplemental non cash disclosures			
Non-cash transfer of securities from held to maturity to available for sale	—	—	26,490
Unrealized gains (losses) on securities designated as available for sale, net of tax	$(515)	$(847)	$ 997
Loan to finance sale of premises and equipment	$ —	$1,208	$ —

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of DCB Financial Corp (DCB) and its wholly-owned subsidiary, The Delaware County Bank and Trust Company (Bank), collectively referred to hereinafter as the Corporation. All intercompany transactions and balances have been eliminated in the consolidated financial statements.

During 2000, DCB purchased a 9% interest in ProCentury Corporation, the holding company for Century Surety Company, a specialty property and casualty insurance company. During 2004, the Corporation sold the investment in ProCentury Corporation, as part of ProCentury's initial public offering (IPO) on April 20, 2004. The Corporation originally bought into ProCentury as a passive investment to monitor and review the revenue stream and various products and services.

Nature of Operations: DCB provides financial services through its fifteen banking locations in Delaware, Franklin and Union Counties, Ohio. Its primary deposit products are checking, savings, and term certificate accounts and its primary lending products are residential mortgage, commercial and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow operations of businesses. Real estate loans are secured by both residential and commercial real estate. DCB also operates a trust department, engages in mortgage banking operations, and supplies data processing and business recovery services to other financial institutions.

Business Segments: While DCB's management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a corporation-wide basis. Accordingly, all of DCB's operations are considered by management to be aggregated in one reportable operating segment.

Use of Estimates: To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect amounts reported in the financial statements and disclosures provided, and future results could differ. The allowance for loan and lease losses, fair value of financial instruments and status of contingencies are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash on hand and deposits with other financial institutions. Net cash flows are reported for customer loan and deposit transactions, federal funds purchased and other short-term borrowings.

Securities: Securities may be classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities may be classified as available for sale as such securities might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported as a component of other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. The Corporation does not operate a securities trading account.

Interest income includes premium amortization and accretion of discounts on securities. Gains and losses on sales are based on the net carrying value of the security sold, using the specific identification method. Securities are written down to fair value when a decline in fair value is other than temporary.

Loans and Leases: Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs and the allowance for loan and lease losses. Loans held for sale are reported at the lower of cost or market, determined in the aggregate.

Interest income is reported using the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amount contractually due are brought current and future payments are reasonably assured.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan and Lease Losses: The allowance for loan and lease losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan and lease losses and decreased by charge-offs net of recoveries. Management estimates the required allowance balance based on past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Commercial and industrial, commercial real estate, and land development are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future value cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, such loans are not separately identified for impairment disclosures.

Concentrations of Credit Risk: The Bank grants commercial, real estate and consumer loans primarily in Delaware, and the surrounding counties. Loans for commercial real estate, farmland, construction and land development purposes comprise 44% of loans at year end 2004. Loans for commercial purposes comprise 10% of loans, and include loans secured by business assets and agricultural loans. Loans for residential real estate purposes, including home equity loans, aggregate 35% of loans. Loans and leases for consumer purposes are primarily secured by consumer assets and represent 11% of total loans.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives using the straight line method. An accelerated depreciation method is used for tax purposes. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

Foreclosed Assets: Assets acquired through loan foreclosure are initially recorded at the lower of cost or market when acquired, establishing a new cost basis. If fair value declines below such amount, a valuation allowance is recorded through expense. Holding costs after acquisition are expensed as incurred.

Servicing Assets: Servicing assets represent the allocated value of retained servicing on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates, and then secondarily as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. The Corporation had net servicing assets of $100 and $147 at December 31, 2004 and 2003.

Bank Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its cash surrender value, or its net realizable value.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts of temporary differences between carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock options.

The computation were as follows for the years ended December 31:

	2004	2003	2002
Weighted-average common shares outstanding (basic)	3,934,760	4,000,161	4,171,703
Dilutive effect of assumed exercise of stock options	—	—	—
Weighted-average common shares outstanding (diluted)	3,934,760	4,000,161	4,171,703

Stock Options Plan: The Company's shareholders approved an employee share option plan in May 2004. This plan grants certain employees the right to purchase shares at a pre-determined price. The plan is limited to 300,000 shares. The shares granted to employee's vest 20% per year over a five year period. The options expire after ten years. During 2004 15,105 shares were issued to employees under the plan, at a price of $23.40. Approximately 3,000 share options will become exercisable during 2005.

The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation, " which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings per share, as if the fair-value based method of accounting defined is SFAS No. 123 had been applied.

The Corporation utilizes APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost the for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

(In thousands, except per share data)		2004	2003	2002
NET EARNINGS	As reported	$6,975	$5,029	$4,033
	Stock-based compensation, net of tax	(6)	—	—
	Pro-forma	$6,969	$5,029	$4,033
EARNINGS PER SHARE				
BASIC	As reported	$1.77	$1.26	$0.96
	Stock-based compensation, net of tax	—	—	—
	Pro-forma	$1.77	$1.26	$0.96
DILUTED				
	As reported	$1.77	$1.26	$0.96
	Stock-based compensation, net of tax	—	—	—
	Pro-forma	$1.77	$1.26	$0.96

A summary of the status of the Corporation's stock option plan as of December 31, 2004, and changes during the year is presented below:

	SHARES	2004 WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	—	—
Granted	15,105	$23.40
Exercised	—	—
Forfeited	—	—
Outstanding at end of year	15,105	$23.40
Options exercisable at year-end	—	—
Weighted-average fair value of options granted during the year		$3.44

The following information applies to options outstanding at December 31, 2004:

NUMBER OUTSTANDING	RANGE OF EXERCISE PRICES
15,105	$23.40

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of net unrealized gains (losses) on securities available for sale, which is recognized as a separate component of shareholders' equity.

Newly issued Accounting Standards: In December 2004, the Financial Accounting Standards Board (the "FASB") issued a revision to Statement of Financial Accounting Standards ("SFAS") No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123 (R), requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

Initially, the cost of employee services received in exchange for an award of equity instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid in capital. Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

Compensation cost is required to be recognized in the beginning of the first interim or annual period that begins after June 15, 2005, or July 1, 2005 as to the Corporation. Management believes the effect on operations will approximate the economic effects set forth in the pro-forma stock option disclosure set forth above.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $2,717 and $9,649 was required to meet regulatory reserve and clearing balance requirements at year-end 2004 and 2003. These balances do not earn interest.

Dividend Restrictions: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to DCB or by DCB to shareholders. These restrictions pose no practical limit on the ability of the Bank or DCB to pay dividends at historical levels.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or market conditions could significantly affect the estimates.

Reclassification: Certain amounts in the prior consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE 2 - SECURITIES

The fair value of securities available for sale and the related gains and losses recognized in accumulated other comprehensive income were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004			
U.S. Government agencies	$26,787	$50	$(143)
States and political subdivisions	19,710	380	(80)
Corporate bonds	8,073	3	(72)
Mortgage-backed and related securities	41,470	374	(187)
Total debt securities	96,040	807	(482)
Other securities	2,939	30	—
Total	$98,979	$837	$(482)

NOTE 2 - SECURITIES (Continued)

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004:

Description of Securities	(Less than 12 months) Number of investments	Fair value	Unrealized losses	(12 months or longer) Number of investments	Fair value	Unrealized losses	Total Number of investments	Fair value	Unrealized losses
				(Dollars in thousands)					
U.S. Government agencies obligations	23	$19,299	$(134)	1	$491	$(9)	24	$19,790	$ (143)
State and political subdivisions	13	5,452	(44)	3	1,654	(36)	16	7,106	(80)
Corporate bonds	1	4,962	(37)	1	2,978	(35)	2	7,940	(72)
Mortgage-backed securities and related	46	12,896	(78)	13	5,492	(109)	59	18,388	(187)
Total temporarily impaired securities	83	$42,609	$(293)	18	$ 10,615	$(189)	101	$53,224	$(482)

Management has the intent and ability to hold these securities for the foreseeable future and the decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2003			
U.S. government agencies	$38,597	$251	$(47)
States and political subdivisions	21,076	580	(93)
Corporate bonds	8,215	11	(45)
Mortgage-backed and related securities	38,201	621	(170)
Total debt securities	106,089	1,463	(355)
Other securities	2,458	28	----
Total	$108,547	$1,491	$(355)

The fair value of debt securities, at year-end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	$2,290
Due from one to five years	14,046
Due from five to ten years	13,055
Due after ten years	25,179
Mortgage-backed securities	41,470
	$96,040

Sales of securities were as follows.

	2004	2003	2002
Proceeds	$37,039	$27,866	$4,975
Gross gains	—	53	30
Gross losses	(4)	(2)	(4)

At year-end 2004 and 2003, there were no holdings of securities of any one issuer, other than the U.S. government and agencies thereof, in an amount greater than 10% of shareholders' equity.

Securities with a carrying amount of $86,204 and $55,945 at year-end 2004 and 2003 were pledged to secure public deposits and other obligations.

NOTE 3 - LOANS AND LEASES

Year-end loans and leases were as follows:

	2004	2003
Commercial and industrial	$49,184	$51,709
Commercial real estate	175,796	156,836
Residential real estate and home equity	170,010	117,098
Real estate construction and land development	34,199	30,120
Consumer and credit card	51,844	44,467
Direct lease financing	1,405	3,932
	482,438	404,162
Add (deduct): Net deferred loan origination costs	960	1,114
Unearned income on leases	(93)	(329)
Total loans receivable	$483,305	$404,947

Loans to principal officers, directors, and their related affiliates in 2004 were as follows.

Beginning balance	$14,548
New loans	629
Repayments	(2,771)
Ending balance	$12,406

NOTE 4 - ALLOWANCE FOR LOAN AND LEASE LOSSES

Activity in the allowance for loan and lease losses was as follows.

	2004	2003	2002
Beginning balance of period	$4,331	$4,094	$3,596
Provision for loan and lease losses	1,696	1,418	2,950
Loans charged off	(1,385)	(1,345)	(2,650)
Recoveries	176	164	198
Balance at end of period	$4,818	$4,331	$4,094

Impaired loans were as follows at year-end.

	2004	2003
Year-end loans with no allocated allowance for loan losses	$---	$---
Year-end loans with allocated allowance for loan losses	601	1,813
Total	$601	$1,813
Amount of the allowance for loan losses allocated	$360	$580

	2004	2003	2002
Average of impaired loans during the year	$709	$2,731	$5,204
Interest income recognized during impairment	---	---	259
Cash basis interest income recognized	---	---	234

Nonperforming loans were as follows at year-end.

	2004	2003
Loans past due over 90 days still accruing interest	$1,544	$1,252
Nonaccrual loans	1,879	1,614
Total	$3,423	$2,866

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Interest income that would have been recognized had nonperforming loans performed in accordance with contractual terms totaled $128,000, $163,000 and $259,000 for years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2004	2003
Land	$667	$667
Buildings	8,427	8,504
Furniture and equipment	8,118	7,680
	17,212	16,851
Accumulated depreciation	(8,366)	(6,904)
	$8,846	$9,947

DCB has entered into operating lease agreements for branch offices and equipment, which expire at various dates through 2023, and provide options for renewals. Rental expense on lease commitments for 2004, 2003 and 2002 amounted to $914, $834 and $784. At December 31, 2004, the total future minimum lease commitments under these leases are summarized as follows.

2005	$707
2006	637
2007	579
2008	380
2009	312
Thereafter	3,125
	$5,740

NOTE 6 - INTEREST-BEARING DEPOSITS

Year-end interest-bearing deposits were as follows.

	2004	2003
Interest-bearing demand	$105,635	$38,987
Money market	86,248	120,852
Savings deposits	58,527	60,626
Time deposits		
In denominations under $100,000	71,198	79,142
In denominations of $100,000 or more	67,818	64,268
	$389,426	$363,875

Scheduled maturities of time deposits for the next five years were as follows:

2005	$76,406
2006	48,079
2007	8,421
2008	2,874
2009	3,236
	$139,016

NOTE 7 - BORROWED FUNDS

Federal funds purchased and other short-term borrowings at December 31, 2004 were comprised of a demand note to the U.S. Treasury totaling $1,515 and federal funds purchased totaling $3,700. At December 31, 2003, short-term borrowings were comprised of a demand note to the U.S. Treasury totaling $1,419 and federal funds purchased totaling $3,200.

Advances from the Federal Home Loan Bank ("FHLB") at year-end were as follows.

Interest rate range	Maturing year ending December 31,	2004	2003
		(Dollars in Thousands)	
1.57% - 2.73%	2004	$---	$4,000
2.38%	2005	25,775	4,000
2.76%	2006	3,000	3,000
2.79% - 4.21%	2008	4,107	—
2.59% - 5.44%	Thereafter	62,931	38,693
		95,813	$49,693
Weighted average interest rate		3.56%	3.71%

As a member of the FHLB of Cincinnati, the Bank has the ability to obtain additional borrowings based on DCB Financial's investment in FHLB stock and other qualified collateral. FHLB advances are collateralized by a blanket pledge of the Bank's residential mortgage loan portfolio and all shares of FHLB stock totaling $139,963 and $2,856, respectively, at December 31, 2004 and $67,385 and $2,359, respectively, at December 31, 2003.

At year-end 2004, required annual principal payments on FHLB advances were as follows:

2005	$25,775
2006	3,000
2008	4,107
2009	2,500
Thereafter	60,431
	$95,813

NOTE 8 - RETIREMENT PLANS

The Corporation provides a 401(k) savings plan for all eligible employees. To be eligible, an individual must have at least 1,000 hours of service during a one year period and must be 20 or more years of age. Participants are permitted to make voluntary contributions to the Plan of up to 10% of the individual's compensation. The Corporation matches 50% of those contributions up to a maximum match of 3% of the participant's compensation. The Corporation may also provide additional discretionary contributions. Employee voluntary contributions are vested at all times and Corporation contributions are fully vested after three years. The 2004, 2003 and 2002 expense related to this plan was $128, $118 and $184.

The Corporation maintains a deferred compensation plan for the benefit of certain officers. The plan is designed to provide post-retirement benefits to supplement other sources of retirement income such as social security and 401(k) benefits. The amount of each officer's benefit will generally depend on their salary, and their length of employment. The Corporation accrues the cost of this deferred compensation plan during the working careers of the officers. Expense under this plan totaled $90 in 2004. In 2003 and 2002, a number of covered participants withdrew from the plan, resulting in recovery of prior accrued costs totaling $136 and $30, respectively. Total accrued liability under this plan was $366 and $269 at year end 2004 and 2003, respectively.

The Corporation has purchased insurance contracts on the lives of the participants in the supplemental post-retirement benefit plan and has named the Corporation as the beneficiary. While no direct connection exists between the supplemental post-retirement benefit plan and the life insurance contracts, it is management's current intent that the earnings on the insurance contracts be used as a funding source for the plan.

NOTE 9 - INCOME TAXES

Income tax expense was as follows.

	2004	2003	2002
Current	$3,053	$2,078	$2,129
Deferred	(80)	209	(93)
	$2,973	$2,287	$2,036

The difference between financial statement tax provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes was as follows.

	2004	2003	2002
Income taxes computed at the statutory federal income tax rate	$3,382	$2,487	$2,053
Tax exempt income	(468)	(195)	(180)
Other	59	(5)	163
	$2,973	$2,287	$2,036
Effective tax rate	29.9%	31.3%	33.7%

Year-end deferred tax assets and liabilities were due to the following.

	2004	2003
Deferred tax assets		
Allowance for loan and lease losses	$1,638	$1,472
Deferred compensation	74	95
	1,712	1,567
Deferred tax liabilities		
FHLB stock dividends	(282)	(246)
Unrealized gain on securities available for sale	(121)	(387)
Deferred loan origination fees and costs	(102)	(38)
Leases	(935)	(1,020)
Accumulated depreciation	(1,208)	(876)
Mortgage servicing rights	(34)	(50)
Other	(10)	(10)
	(2,692)	(2,627)
Net deferred tax liability	$(980)	$(1,060)

NOTE 10 - COMMITMENTS, CONTINGENCIES AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Some financial instruments such as loan commitments, credit lines, letters of credit and overdraft protection are issued to meet customer financing needs. These financing arrangements to provide credit typically have pre-determined expiration dates, but can be withdrawn if certain conditions are not met. The commitments may expire without ever having been drawn on by the customer. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financing instruments with off-balance-sheet risk was as follows at year-end.

	2004		2003	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit	$4,978	$51,787	$2,501	$36,503
Unused lines of credit and letters of credit	—	57,792	—	42,380

Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 4.75% to 7.00% for 2004 and 1.75% to 8.13% in 2003. Maturities for these fixed rate commitments range from up to 1 to 30 years for both years.

Legal Proceedings

There is no pending litigation, other than routine litigation incidental to the business of the Corporation and Bank. Further, there are no material legal proceedings in which any director, executive officer, principal shareholder or affiliate of the Corporation is a party or has a material interest, which is adverse to the Corporation or Bank. Finally, there is no litigation in which the Corporation or Bank is involved which is expected to have a material adverse impact on the financial position or results of operations of the Corporation or Bank.

NOTE 11 - REGULATORY CAPITAL

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective-action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

The Corporation and the Bank met the well-capitalized requirements, as previously defined, at December 31, 2004. The classification as well capitalized is made periodically by regulators and is subject to change over time. Management does not believe any condition or events have occurred since the latest notification by regulators that would have changed the classification.

NOTE 11 - REGULATORY CAPITAL (Continued)

Actual and required capital ratios are presented below at year-end.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2004						
Total capital to risk-weighted assets						
Consolidated	$58,834	11.6%	$ 40,760	8.0%	$ 50,950	10.0%
Bank	55,563	10.9	40,727	8.0	50,909	10.0
Tier 1 (core) capital to risk weighted assets						
Consolidated	54,016	10.6	20,380	4.0	30,570	6.0
Bank	35,745	7.0	20,364	4.0	30,545	6.0
Tier 1 (core) capital to average assets						
Consolidated	54,016	8.8	24,690	4.0	30,863	5.0
Bank	35,745	5.8	24,690	4.0	30,863	5.0
2003						
Total capital to risk-weighted assets						
Consolidated	$53,260	11.5%	$37,047	8.0%	$46,309	10.0%
Bank	53,565	11.6	36,879	8.0	46,099	10.0
Tier 1 (core) capital to risk weighted assets						
Consolidated	48,921	10.6	18,524	4.0	27,786	6.0
Bank	36,226	7.9	18,440	4.0	27,659	6.0
Tier 1 (core) capital to average assets						
Consolidated	48,921	8.8	22,194	4.0	27,742	5.0
Bank	36,226	6.8	22,260	4.0	26,575	5.0

Banking regulations limit capital distributions by the Bank. Generally, capital distributions are limited to undistributed net income for the current and prior two years. In addition, dividends may not reduce capital levels below the minimum regulatory requirements disclosed above. Currently, the Bank has exceeded the requirements discussed above and must obtain prior regulatory approval before declaring any proposed dividend distributions.

NOTE 12 - DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$11,238	$11,238	$20,349	$20,349
Securities available for sale	98,979	98,979	108,547	108,547
Loans held for sale	1,122	1,122	—	—
Loans (excluding leases)	481,992	480,637	401,344	400,989
Accrued interest receivable	2,364	2,364	2,131	2,131
Financial liabilities				
Noninterest-bearing deposits	$(65,148)	$(65,148)	$(78,477)	$(78,477)
Interest-bearing deposits	(389,426)	(391,490)	(363,875)	(365,804)
Federal funds purchased and other short-term borrowings	(5,215)	(5,215)	(4,619)	(4,619)
FHLB advances	(95,813)	(98,908)	(49,693)	(51,298)
Accrued interest payable	(548)	(548)	(552)	(552)

The estimated fair value approximates carrying amount for all items except those described below. Estimated fair value for securities is based on quoted market values for individual securities or for equivalent securities. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair values of long-term FHLB advances are based on current rates for similar financing. Fair values of off-balance-sheet items are based on the current fee or cost that would be charged to enter into or terminate such agreements, which are not material.

NOTE 13 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of DCB Financial Corp was as follows.

CONDENSED BALANCE SHEETS

December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$67	$570
Investment in Bank subsidiary	35,970	36,977
Investment in unconsolidated affiliate	295	1,951
Subordinated note from Bank subsidiary	16,152	13,500
Other assets	1,972	1,693
Total assets	$54,456	$54,691
Liabilities		
Other liabilities	$195	$5,002
Shareholders' Equity	54,261	49,689
Total liabilities and shareholders' equity	$54,456	$54,691

CONDENSED STATEMENTS OF INCOME

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Income			
Equity in earnings of Bank subsidiary	$5,411	$5,586	$4,216
Gain on sale of ProCentury Corporation	2,638	—	—
Other	46	68	80
Total income	8,095	5,654	4,296
Operating expenses	323	625	293
Income before income taxes	7,772	5,029	4,003
Federal Income tax expense	797	—	—
Net income	$6,975	$5,029	$4,003

NOTE 14 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities			
Net income	$6,975	$5,029	$4,003
Adjustments to reconcile net income to cash provided by operations:			
Excess distributions from Bank subsidiary	452	1,102	7,203
Net change in other assets and liabilities	(3,330)	4,885	(47)
Net cash from operating activities	4,097	11,016	11,159
Cash flows from investing activities			
Investment in unconsolidated affiliate	(100)	—	—
Issuance of subordinated note receivable	(2,652)	(3,500)	(10,000)
Net cash from investing activities	(2,752)	(3,500)	(10,000)
Cash flows from financing activities			
Cash dividends paid	(1,848)	(1,540)	(1,392)
Purchase of treasury stock, net	—	(5,464)	(201)
Net cash from financing activities	(1,848)	(7,004)	(1,593)
Net change in cash and cash equivalents	(503)	512	(434)
Cash and cash equivalents at beginning of year	570	58	492
Cash and cash equivalents at end of year	$67	$570	$58

The Corporation sold its investment of 450,000 shares in ProCentury Corporation, a specialty property and casualty insurance holding company based in Westerville, OH, as a part of ProCentury's initial public offering (IPO) on April 20, 2004. DCB Financial Corp recognized a pre-tax gain of approximately $2.6 million on the sale. DCBF retained a $295,000 investment in ProAlliance, a specialty line insurance company, which was spun-off from ProCentury in the IPO.

NOTE 15 - QUARTERLY FINANCIAL DATA (Unaudited)

The following tables summarizes the Corporation's quarterly results for the years ended December 31, 2004 and 2003.

	THREE MONTHS ENDED			
2004	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
Total interest income	$7,660	$7,071	$6,385	$6,697
Total interest expense	2,258	1,946	1,799	1,799
Net interest income	$5,402	$5,125	$4,586	$4,898
Provision for losses on loans	378	497	443	378
Noninterest income	1,267	1,316	3,874	1,161
Noninterest expense	4,007	3,828	4,328	3,822
Income before income taxes	$ 2,284	$ 2,116	$ 3,689	$ 1,859
Federal income tax expense	680	609	1,131	553
Net income	$1,604	$1,507	$2,558	$1,306
Earnings per share:				
Basic	$ 0.41	$ 0.38	$ 0.65	$ 0.33
Diluted	$ 0.41	$ 0.38	$ 0.65	$ 0.33

	THREE MONTHS ENDED			
2003	December 31,	September 30,	June 30,	March 31,
	(In thousands, except per share data)			
Total interest income	$6,643	$6,558	$6,621	$6,769
Total interest expense	1,958	2,103	1,859	2,053
Net interest income	$4,685	$4,455	$4,762	$4,716
Provision for losses on loans	355	375	355	333
Noninterest income	1,596	1,440	1,887	1,701
Noninterest expense	4,033	4,039	4,517	3,919
Income before income taxes	$ 1,893	$ 1,481	$ 1,777	$ 2,165
Federal income tax expense	582	469	569	667
Net income	$1,311	$1,012	$1,208	$1,498
Earnings per share:				
Basic	$ 0.33	$ 0.26	$ 0.31	$ 0.36
Diluted	$ 0.33	$ 0.26	$ 0.31	$ 0.36

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
DCB Financial Corp
Lewis Center, Ohio

We have audited the accompanying consolidated balance sheets of DCB Financial Corp as of December 31, 2004, and 2003, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financials of DCB Financial Corp as of December 31, 2002 and the year then ended were audited by other auditors who expressed an unqualified opinion on those financial statements in their report dated February 21, 2003.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DCB Financial Corp as of December 31, 2004, and 2003, and the results of its operations and its cash flows for each of the then years ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Grant Thornton, LLP
Cincinnati, Ohio
March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
DCB Financial Corp
Delaware, Ohio

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows of DCB Financial Corp for the year ended December 31, 2002. These financial statements are the responsibility of DCB Financial Corp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, DCB Financial Corp's results of operations and cash flows for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Crowe, Chizek and Company LLP

Crowe Chizek and Company LLC
Columbus, Ohio
February 21, 2003



Jeffrey T. Benton



Terry M. Kramer



Jerome J. Harmeyer



Vicki J. Lewis



William R. Oberfield



Edward A. Powers



Gary M. Skinner



Adam Stevenson



Donald J. Wolf

Board of Directors

Board of Directors

Jeffrey T. Benton
President and Chief Executive Officer,
The Delaware County Bank
& Trust Company

Terry M. Kramer
Chairman of the Board
Owner, Kramer Exploration Co.

Jerome J. Harmeyer
CEO, Fisher Cast Steel Products

Vicki J. Lewis
Vice President, Grady Memorial Hospital

William R. Oberfield
President, Oberfield's Concrete Products

Edward A. Powers
President, R.B. Powers Co.

Gary M. Skinner
President, Hardscrabble Farms

Adam Stevenson
Plant Manager, P.P.G. Industries (Retired)

Donald J. Wolf
President, Wolf, Rogers,
Dickey & Company

Secretary to the Board

Donald R. Blackburn
Vice President, The Delaware County Bank
& Trust Company

Honorary Directors

Joseph W. Conklin
Richard L. Firestone
George G. Hoffman
R. Dwight Humes
Harry A. Humes
Rodney B. Hurl
F. Francis Hutchinson
Merrill Kaufman
Robert B. Morris
G. William Parker
Thomas T. Porter
Eldon T. Smith
Dr. David L. Warren
Donald W. Wilson
Alfred B. Wise

Officers



frey T. enton | Barbara S. Walters | Thomas R. Whitney | Jerry S. Whittington | Brian E. Stanfill | Donald R. Blackburn | John A. Ustaszewski | Jay D. Wolf

Administrative Division
Jeffrey T. Benton
President & Chief Executive Officer

Customer Relations Division
Donald R. Blackburn
Vice President - Customer & Shareholder Relations

Corporate Banking Division
Jerry S. Whittington
Senior Vice President

George Fedeczko
Vice President - Corporate Lending

Betsy Lloyd
Vice President - Corporate Lending

David P. Noll
Vice President - Corporate Lending

Frank J. Reinhard
Vice President - Corporate Lending

Gregory D. Sirc
Vice President - Residential Lending

James L. Bandeen
Asst. Vice President - Corporate Lending

Charles D. Bridge
Asst. Vice President - Corporate Lending

Lynn Cooperider
Mortgage Lending Officer

Donna Coyan
Lending Administration Officer

Kent Kramer
Corporate Banking Officer

Renee Wulf
Treasury Management Officer

Finance Division
John A. Ustaszewski
Vice President - Finance
Chief Financial Officer

Kathy A. King
Finance Operations Officer

Retail Banking Division
Barbara S. Walters
Senior Vice President

Kathryn L. Fitzcharles
Asst. Vice President - Direct Retail Lending

Kathleen M. Jacobsen
Asst. Vice President - Indirect Lending

Rhonda S. Sheely
Asst. Vice President - Retail Administration

Norreen Biggs
Banking Center Officer
Marysville Plaza, Marysville Downtown & Ostrander Offices

Patricia A. Blue
Banking Center Officer
Downtown Delaware & William Street Offices

Charles Copley
Banking Center Officer
Delaware Center Office

Susan L. Dulin
Banking Center Officer
Sunbury & Galena Offices

Molly Jones
Banking Center Officer
Green Meadows Office

Chris L. Nelson
Banking Center Officer
Buehler's Office

Gail A. Ruff
Banking Center Officer
Sawmill Parkway Office

Jane E. Rutan
Banking Center Officer
Ashley Office

Pamela Wolfe
Banking Center Officer
Highland Lakes Office

Wealth Management Division
Thomas R. Whitney
Senior Vice President

Susan M. Wolf
Vice President - Trust Investment Officer

Terry L. Hill
Financial Advisor - Raymond James

Dori McLean
Trust Administration Officer

Tammy Snedden
Trust Operations Officer

Regulatory & Credit Administration Division
Steven M. Jolliff
Asst. Vice President - Compliance & Credit Administration

Paul T. Burnside
Collections Officer

David R. Holstein
Collections Officer

Officers (continued)

Operations Division

Brian E. Stanfill
Vice President - Operations, Technology & Human Resources

Ken D. Blevins
Asst. Vice President - Information Technology

David A. McKenzie
Asst. Vice President - Item Processing

Marguerite E. Russell
Asst. Vice President - Customer Service

Douglas A. Lockwood
Operations Officer

James L. Nelson
Security & Facilities Officer

Sue E. Roberts
Operations Officer

Marketing Division

Jay D. Wolf
Asst. Vice President - Marketing

Mission Statement

The Mission of The Delaware County Bank and Trust Company is to provide comprehensive banking services of the highest quality to our customers by:

Remaining a trusted, independent community bank of the highest integrity;

Recruiting and developing a professional, courteous, knowledgeable staff through education and internal advancement when qualified;

Prudently managing quality assets, deposits, and facilities to enhance growth and shareholder equity;

Attracting new, and nurturing existing, banking relationships in our service area.

DCB FINANCIAL CORP

110 Riverbend Avenue, Lewis Center, OH 43035
740-657-7000
www.dcbfinancialcorp.com

The Annual Report Form 10-K, as filed with The Security and Exchange Commission, is available to shareholders without cost by contacting: The Compliance and Regulatory Officer of The Delaware County Bank & Trust Company, P.O. Box 1001, Lewis Center, Ohio 43035

GR2500-04/05